PUBLIC

A/3* 12/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09042921

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

SEC FILE NUMBER
8-67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Euclid Ave., Suite 800
(No. and Street)

Cleveland (City) Ohio (State) 44115-1877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mikel Harding (216) 579-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

1735 Merriman Road (Address) Akron (City) Ohio (State) 44313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Mikel Harding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Investments, LLC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN F. O'NEILL
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Feb. 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

CARING PEOPLE. SHAPING FUTURES.™

SFI INVESTMENTS, LLC

FINANCIAL STATEMENT

SEPTEMBER 30, 2009



BCG & Company

BROCKMAN, COATS, GEDELIAN & CO.

SFI INVESTMENTS, LLC

SEPTEMBER 30, 2009

TABLE OF CONTENTS

BCG
& Company
BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM
CARING PEOPLE. SHAPING FUTURES.™

To the Members and Board of Directors
SFI Investments, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of SFI Investments, LLC as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SFI Investments, LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Brockman, Coats, Gedelian & Co.

November 24, 2009
Akron, Ohio

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 341,311
RESTRICTED CASH	911
ACCOUNTS RECEIVABLE	36,597
PREPAID EXPENSE	885
TOTAL ASSETS	$ 379,704

LIABILITIES

ACCOUNTS PAYABLE	$ 26,101
CUSTOMER DEPOSITS	23,691
	49,792

MEMBERS' EQUITY

MEMBERS' EQUITY	329,912
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 379,704

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

SFI Investments, LLC (the Company), an Ohio Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, Minnesota, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. Effective October 1, 2008, MMI Capital Partners, LLC acquired a fifty percent ownership interest in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $911 in a Central Registration Depository (CRD) Account with the FINRA that it uses to pay registration fees.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management, at September 30, 2009, all accounts receivable were considered collectible and therefore no allowance was necessary.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – Accounting for Uncertainty in Income Taxes that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2010. FASB is presently preparing guidance for the adoption of FIN 48 for pass through entities. Once this guidance is available, management of the Company will evaluate the impact that FIN 48 will have on the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated subsequent events through November 24, 2009, the date the financial statements were available to be issued.

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Cohen & Company, Ltd., whereby Cohen & Company, Ltd. will provide subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Agreement can be terminated by either party upon ninety days prior written notice.

The Company entered into a producer commission agreement (the Producer Agreement) with Cohen Capital Advisors, Ltd., a fifty percent owner of the Company, whereby the Company will pay a producer's commission to Cohen Capital Advisors based on the revenue generated by Cohen Capital Advisors. During the year, the commission percentage was sixty-seven percent. The Producer Agreement can be terminated by either party upon prior written notice.

At September 30, 2009, approximately $25,000 of commission expenses due to Cohen Capital Advisors, Ltd. was included in accounts payable.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2009, the Company had net capital of $291,519, which was $286,519 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2009, the ratio was .17 to 1.

NOTES TO THE FINANCIAL STATEMENT

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

CARING PEOPLE. SHAPING FUTURES.™



SFI INVESTMENTS, LLC

AGREED-UPON PROCEDURES

BCG
&Company
BROCKMAN, COATS, GEDELIAN & CO.

SFI INVESTMENTS, LLC

AGREED-UPON PROCEDURES

TABLE OF CONTENTS

BCG & Company
BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM

CARING PEOPLE. SHAPING FUTURES.™

Independent Accountants' Report on Applying Agreed-Upon Procedures Performed in Accordance with SEC Rule 17a-5(e)(4)

To the Members and Board of Directors
SFI Investments, LLC

We have performed the procedures enumerated below, which were agreed to by SFI Investments, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation (SIPC), solely to assist you and the other specified parties in evaluating SFI Investments, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 for the period beginning April 1, 2009 and ending September 30, 2009. SFI Investments, LLC's management is responsible for SFI Investments, LLC's compliance with those requirements.

This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

We obtained Appendix A attached to this report.

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements made by the Company via check, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the period beginning April 1, 2009 and ending September 30, 2009, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending September 30, 2009, noting no differences.

3. Compared adjustments, if any, reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments reported.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no adjustments reported.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally, noting no overpayment.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brockman, Coats, Gedelian & Co.

November 24, 2009
Akron, Ohio

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067421 FINRA SEP
SFI INVESTMENTS LLC
1350 EUCLID AVE STE 800
CLEVELAND OH 44115-1877

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MIKEL HARDING 216-774-1133

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 275.

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.)

1/13/09
Date Paid

C. Assessment balance due 125.

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 125.

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 125.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SFI INVESTMENTS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 9 day of November, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9-30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 110,176.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 110,176.
2e. General Assessment @ .0025	$ 275.

(to page 1 but not less than $150 minimum)